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Exhibit 1.2

Cross Country Staffing Signs Comprehensive Services
Agreement with VHA

Public Relations Contacts:

Andy Wilson,VHA, (972) 830-0047,awilson@vha.com

Jonathan W. Ward, Cross Country Staffing, 1-800-998-5178, jward@crosscountrystaffing.com

        -or-

Brian Hekman, Cross Country, Inc., 1-800-995-5187, bhekman@crosscountry.com

        Boca Raton, Florida; November 5, 2002—Cross Country, Inc. (NASDAQ: CCRN) announced today that its subsidiary, Cross Country Staffing, has entered into an agreement with VHA Inc. to provide a comprehensive portfolio of temporary nurse staffing services to the 2,200 health care organization members of the VHA alliance. Cross Country will be offering its full range of staffing services in support of VHA's strategies in workforce management, including: improved patient outcomes, increased recruitment and reduced staff turnover.

        Under the three-year agreement, which becomes effective November 11, 2002, Cross Country will provide fixed-term and per diem nurse staffing services, as well as international nurse staffing services.

        "Our nurse staffing solutions provide great value in assisting members in meeting critical work force needs," said Kate Evans, VHA's senior director for contract services. "Along with providing access to one of the nation's largest pools of temporary nurses, Cross Country will help VHA members better manage fluctuations in staffing demands by supplementing core staff when needed. This reduces the need for overtime and the potential for burn out, leading to improved retention and lower turnover."

        "Cross Country is very proud to have been selected by VHA as a nurse staffing supplier," said Joseph Boshart, Cross Country's President and CEO. "This selection serves to reinforce the value of our quality service approach which is being recognized and valued more and more by our hospital customers and our field professionals. It reaffirms our belief that temporary nurse staffing companies have an obligation to service providers, their nurse employees, customers' nurse employees, and the general public to remain committed to the highest levels of quality assurance compliance despite the overwhelming demand for services."

About VHA

        Built on the premise there is strength in numbers, VHA is a nationwide network of 2,200 leading community-owned health care organizations and their affiliated physicians. Based in Irving, Texas, with 18 local offices across the U.S., VHA comprises 25 percent of the nation's community hospitals, including many of the nation's largest and most respected institutions. VHA offers member organizations access to products and services that will help them improve financial and clinical performance and achieve market success. As a cooperative, VHA distributes income annually to members based on their participation. In January 2002, for the third year in a row, VHA was named one of the "100 Best Companies to Work For" by Fortune.

About Cross Country, Inc.

        Cross Country, Inc. (www.crosscountry.com) is a leading provider of medical staffing services, including: nurses, operating room technologists, therapists, allied health care professionals and advanced practitioners to facilities nationwide through its four staffing brands—Cross Country TravCorps, NovaPro, Cross Country Local, and Assignment America. In addition, we offer retained search, consulting, outsourcing, vendor management, and education services. The Cross Country Staffing database of medical professionals consists of more than 335,000 candidates who can select assignments at top facilities throughout the United States, the Caribbean and Bermuda. Cross Country, Inc. (NASDAQ: CCRN) is the parent company of Cross Country Staffing and is also based in Boca Raton, Florida.

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  Exhibit 1.2
Cross Country Staffing Signs Comprehensive Services Agreement with VHA